UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Banco Bradesco S.A.
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001 -12
Corporate Registry ID (NIRE) #35.300.027.795
Publicly-held Company
Special Stockholders’ Meeting
Call Notice

The stockholders of this Company are invited to gather at the Special Stockholders’ Meeting, to be held on January 4th, 2008, at 5:00 p.m., at the Company’s headquarters located in Cidade de Deus, Vila Yara, Osasco, São Paulo, 5th floor, Salão Nobre, Prédio Novo, in order to examine proposals of the Board of Directors:

1. To partially amend the Bylaws, in the “caput” of Article 12, by reducing 3 (three) Regional Director posts and changing its denomination to Director, matching the new title with the activity exercised by the Manager, and consequently amending Paragraph Two of the aforementioned Article, Paragraph Four of Article 13, letter “e” of Article 14, and Item II of Article 19; and in Paragraph Three of Article 13, which provides for the individual representation of the Company, including the assumption of “legal testimonies”;

2. To cancel 2,246,224 non-par, book-entry, registered stocks, 828,700 of which are common stocks and 1,417,524 are preferred stocks held in Treasury, representatives of its own Capital Stock, without reduction thereof, with the consequent amendment to the “caput” of Article 6 of the Bylaws;

3. To increase the Capital Stock in the amount of R$1,200,000,000.00, raising it from R$19,000,000,000.00 to R$20,200,000,000.00, by means of issuance of 27,906,977 non-par, book-entry, registered new stocks, 13,953,489 of which are common stocks and 13,953,488 are preferred stocks, at the price of R$43.00 per stock, already considering the cancellation mentioned in item 2, for private subscription by the stockholders in the period from January 22nd, 2008 to February 22nd, 2008, in the proportion of 1.382441029 % on the stockholding position held by each one on the date of the Meeting (1.4.2008), with payment in cash of 100% of the amount of the subscribed stocks, on March 17th, 2008.

Documents Available to Stockholders: this Call Notice and the Proposals of the Board of Directors are made available to stockholders at the Custody and Registrar Department of Bradesco, Depositary Financial Institution of the Company’s Stocks, Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, São Paulo, and can also be accessed through the website www.bradesco.com.br - Corporate Governance Section - Corporate Documents.

Cidade de Deus, Osasco, SP, December 17th, 2007

     Lázaro de Mello Brandão
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.